RESULTS OF THE FUND’S SPECIAL SHAREHOLDER MEETING

A Special Meeting of Shareholders of the Tortoise North American
 Pipeline Fund (“the Acquired Fund”), a series of Montage Managers
 Trust, took place on March 14, 2017 to approve a proposed Agreement of and Plan of Reorganization for the Acquired Fund, whereby the
 North American Pipeline Fund (“the Acquiring Fund”), a series of
 Managed Portfolio Series, would acquire all of the assets and liabilities of the Acquired Fund, in exchange for shares of the
 Acquiring Fund which would be distributed pro rata by the Acquired
 Fund to its shareholders, in complete liquidation and termination of the Acquired Fund (the “Reorganization”).

All Acquired Fund shareholders of record at the close of business on December 27, 2016 were entitled to vote. As of the record date, the Acquired Fund had 2,250,000 shares outstanding. Of the 1,141,388 shares present in person or by proxy at the meeting on March 14, 2017
: 990,528, or 86.8%, voted in favor of the Reorganization (representing
 44.0% of total outstanding shares), 5,899, or 0.5%, voted against the
 Reorganization, and 144,961, or 12.7%, withheld from voting on the
Reorganization. Accordingly, the Reorganization was approved.